SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

Y2685T131

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y2685T131	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Evermore Global Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 941,086 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 941,086 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[1] 2.3%
12	TYPE OF REPORTING PERSON (see instructions) IA, OO

1 This percentage is based on 41,801,753 shares of common stock outstanding as of November 4, 2020 as set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2020.

CUSIP NO. Y2685T131	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer.

Genco Shipping & Trading Limited

(b)	Address of Issuer's Principal Executive Offices.

299 Park Avenue

12th Floor

New York, NY 10171

Item 2.

(a)	Name of Person Filing.

Evermore Global Advisors, LLC

(b)	Address of Principal Business Office or, if none, Residence.

89 Summit Avenue

Summit, NJ 07901

(c)	Citizenship.

Delaware

(d)	Title of Class of Securities.

Common Stock – $0.01 par value

(e)	CUSIP Number.

Y2685T131

CUSIP NO. Y2685T131	13G	Page 4 of 6 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.	Ownership.

The securities reported herein are beneficially owned by accounts managed by Evermore Global Advisors, LLC (“EGA”), an investment adviser registered under the Investment Advisers Act of 1940. EGA manages such accounts pursuant to investment advisory agreements that give EGA investment discretion and voting power over the securities held in such accounts. Accordingly, EGA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities beneficially owned by such accounts.

(a)	Amount Beneficially Owned.

941,086

CUSIP NO. Y2685T131	13G	Page 5 of 6 Pages

(b)	Percent of Class.

2.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 941,086
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 941,086
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y2685T131	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2021

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President